VIA EDGAR
---------

                                                                 August 21, 2009

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3561
Attn: Raj Rajan

RE:   Form 8-K filed on August 12, 2009
      File: 333-1587321

Dear Mr. Rajan:

Please be informed that the undersigned has received and read your letter dated August 14, 2009, regarding the Company's Disclosures on Form 8-K as filed with the Securities and Exchange Commission ("Commission") on August 12, 2009.

We understand that because the Company is not yet effective, we were not required to file an 8-K. Based on the recommendation of our auditor, however, we felt it prudent to do so. Accordingly, this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Form 8-K filed August 12, 2009
------------------------------

Item 4.01 - Changes in Registrant's Certifying Accountant
---------------------------------------------------------

    1. We note your disclosure in the first paragraph referring to the audited financial statements contained in Form 10-K for the fiscal year ended August, 6, 2009 is not appropriate. Please revise your disclosures to refer to the audited financial statements for the period from inception on January 16, 2009 through March 31, 2009 included in Form S-1/A on June 18, 2009

RESPONSE: Please note that language referring to Form 10-K was included in error. This has been corrected in our revised 8-K/A. Additionally, the reference to August 6 was also in error and has been corrected in the 8-K/A to reflect fiscal year end March 31.

    2. To the extent you amend the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with your Item 304 disclosures, or the extent to which the account does not agree

RESPONSE: Please note that an updated Exhibit 16 letter is included in our revised 8-K/A.

Kids Germ Defense Corp. ("KGDC") acknowledges that it alone is responsible for the adequacy and accuracy of the disclosure(s) in its filing. We also understand that Commission Staff comments or changes to disclosure(s) in response to staff comments do not foreclose the Commission from taking any action with respect to our filings. Lastly, we also understand that KGDC may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated August 14, 2009.

If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated.

Sincerely,



Mark Nicholas

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